Exhibit 99.2

Additional Information: Company Balance Sheets (Parent Company Only)

	December 31,
	Note	2024	2023

		(in US$’000)
Assets
Current assets
Cash and cash equivalents		98	65
Other receivables, prepayments and deposits		961	1,308
Total current assets		1,059	1,373
Investments in subsidiaries		817,364	795,326
Total assets		818,423	796,699
Liabilities and shareholders’ equity
Current liabilities
Other payables, accruals and advance receipts		58,116	65,501
Income tax payable		48	142
Total current liabilities		58,164	65,643
Other non-current liabilities		330	515
Total liabilities		58,494	66,158
Commitments and contingencies	16

Company’s shareholders’ equity
Ordinary shares; $0.10 par value; 1,500,000,000 shares authorized; 871,601,095 and 871,256,270 shares issued at December 31, 2024 and 2023 respectively	17	87,160	87,126
Additional paid-in capital		1,517,526	1,522,447
Accumulated losses		(833,172)	(870,869)
Accumulated other comprehensive loss		(11,585)	(8,163)
Total Company’s shareholders’ equity		759,929	730,541
Total liabilities and shareholders’ equity		818,423	796,699

Dividends

No dividend has been declared or paid by the Company since its incorporation.

Directors’ Remuneration

Directors’ remuneration disclosed pursuant to the Listing Rules, Section 383(1)(a), (b), (c) and (f) of the Hong Kong Companies Ordinance and Part 2 of the Companies (Disclosure of Information about Benefits of Directors) Regulation, is as follows:

	Year Ended December 31,
	2024	2023	2022

	(in US$’000)
Fees:	675	615	683
Other remuneration
Salaries, allowances and benefits in kind	1,200	1,154	1,173
Pension contributions	105	101	98
Performance related bonuses	1,795	2,008	1,587
Share-based compensation expenses (note)	3,279	2,573	2,036
	6,379	5,836	4,894
	7,054	6,451	5,577

Note: During the years ended December 31, 2024, 2023 and 2022, certain directors were granted share options and LTIP awards in respect of their services to the Group under the share option schemes and LTIP of the Company, further details of which are set out in Note 18. The share-based compensation expenses were recognized in the consolidated statements of operations during the years ended December 31, 2024, 2023 and 2022.

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(i)	Independent non-executive directors

The fees paid to independent non-executive directors were as follows:

	Year Ended December 31,
	2024	2023	2022

	(in US$’000)
Paul Carter	117	117	117
Tony Mok	116	115	103
Graeme Jack	111	111	111
Renu Bhatia (note a)	59	—	—
Chaohong Hu (note b)	9	—	—
Karen Ferrante (note c)	—	37	103
	412	380	434

The share-based compensation expenses of the independent non-executive directors were as follows:

	Year Ended December 31,
	2024	2023	2022

	(in US$’000)
Paul Carter	32	71	139
Tony Mok	32	71	139
Graeme Jack	32	71	139
Renu Bhatia (note a)	—	—	—
Chaohong Hu (note b)	—	—	—
Karen Ferrante (note c)	—	(101)	139
	96	112	556

Notes:

(a)	Appointed as an independent non-executive director on May 13, 2024.

(b)	Appointed as an independent non-executive director on November 21, 2024.

(c)	Retired as an independent non-executive director on May 12, 2023.

There were no other remunerations payable to independent non-executive directors during the years ended December 31, 2024, 2023 and 2022.

(ii)	Executive directors and non-executive directors

	Year Ended December 31, 2024
	Fees	Salaries, allowances and benefits in kind	Pension contributions	Performance related bonuses	Share-based compensation	Total

	(in US$’000)
Executive directors
Simon To (note a)	32	—	—	—	(80)	(48)
Wei-guo Su	75	820	72	1,282	2,746	4,995
Johnny Cheng	75	380	33	513	453	1,454
	182	1,200	105	1,795	3,119	6,401
Non-executive directors
Dan Eldar	81	—	—	—	32	113
Edith Shih	—	—	—	—	32	32
	81	—	—	—	64	145
	263	1,200	105	1,795	3,183	6,546

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	Year Ended December 31, 2023
	Fees	Salaries, allowances and benefits in kind	Pension contributions	Performance related bonuses	Share-based compensation	Total

	(in US$’000)
Executive directors
Simon To	85	—	—	—	71	156
Wei-guo Su (note b)	75	805	71	1,500	1,659	4,110
Johnny Cheng	75	349	30	508	589	1,551
	235	1,154	101	2,008	2,319	5,817
Non-executive directors
Dan Eldar	—	—	—	—	71	71
Edith Shih	—	—	—	—	71	71
	—	—	—	—	142	142
	235	1,154	101	2,008	2,461	5,959

	Year Ended December 31, 2022
	Fees	Salaries, allowances and benefits in kind	Pension contributions	Performance related bonuses	Share-based compensation	Total

	(in US$’000)
Executive directors
Simon To	85	—	—	—	139	224
Wei-guo Su	75	706	64	1,127	1,650	3,622
Johnny Cheng	75	340	29	442	732	1,618
Christian Hogg (note c)	14	127	5	18	(1,319)	(1,155)
	249	1,173	98	1,587	1,202	4,309
Non-executive directors
Dan Eldar	—	—	—	—	139	139
Edith Shih	—	—	—	—	139	139
	—	—	—	—	278	278
	249	1,173	98	1,587	1,480	4,587

Notes:

(a)	Retired as an executive director on May 17, 2024.

(b)	In connection with share options granted in the year ended December 31, 2016 under the 2015 Share Option Scheme, Dr. Wei-guo Su was awarded retention bonuses payable when and if he exercised his options. During the year ended December 31, 2023, a retention bonus of US$5,225,000 was settled when he exercised such options, which amount is not included in the table above.

(c)	Retired as an executive director on March 4, 2022.

Five Highest-Paid Employees

The five highest-paid employees during the years ended December 31, 2024, 2023 and 2022 included the following number of directors and non- directors:

	Year Ended December 31,
	2024	2023	2022
Directors	2	2	2
Non-directors	3	3	3
	5	5	5

Details of the remuneration for the years ended December 31, 2024, 2023 and 2022 of the five highest-paid employees who are non-directors (the “Non-director Individuals”) were as follows:

	Year Ended December 31,
	2024	2023	2022

	(in US$’000)
Salaries, allowances and benefits in kind	1,172	1,506	1,497
Pension contributions	9	54	51
Performance related bonuses	1,577	1,909	1,759
Share-based compensation expenses (note)	2,008	3,226	2,001
	4,766	6,695	5,308

Note: During the years ended December 31, 2024, 2023 and 2022, the non-director Individuals were granted share options and LTIP awards in respect of their services to the Group under the share option schemes and LTIP of the Company, further details of which are set out in Note 18. The share-based compensation expenses were recognized in the consolidated statements of operations during the years ended December 31, 2024, 2023 and 2022.

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The number of non-director Individuals whose remuneration fell within the following bands is as follows:

	Year Ended December 31,
	2024	2023	2022
HK$8,500,000 to HK$9,000,000	1	—	—
HK$9,000,000 to HK$9,500,000	1	—	—
HK$12,000,000 to HK$12,500,000	—	1	2
HK$15,500,000 to HK$16,000,000	—	1	—
HK$16,500,000 to HK$17,000,000	—	—	1
HK$19,000,000 to HK$19,500,000	1	—	—
HK$24,000,000 to HK$24,500,000	—	1	—
	3	3	3

During the years ended December 31, 2024, 2023 and 2022, no remuneration was paid by the Group to any directors or non-director Individuals as an inducement to join the Group or as compensation for loss of office. Additionally, none of the directors or non-director Individuals have waived any remuneration during the years ended December 31, 2024, 2023 and 2022.

Reconciliation between US GAAP and International Financial Reporting Standards

These consolidated financial statements are prepared in accordance with US GAAP, which differ in certain respects from International Financial Reporting Standards (“IFRS”). The effects of material differences prepared under US GAAP and IFRS are as follows:

(i)	Reconciliation of consolidated statements of operations

	Year Ended December 31, 2024
		IFRS adjustments
	Amounts as reported under US GAAP	Lease amortization (note (a))	Tax effects of intercompany unrealized profit (note (b))	Amounts under IFRS

	(in US$’000)
Cost of goods—third parties	(294,918)	59	—	(294,859)
Research and development expenses	(212,109)	96	—	(212,013)
Selling expenses	(48,617)	29	—	(48,588)
Administrative expenses	(64,296)	82	—	(64,214)
Total operating expenses	(673,906)	266	—	(673,640)
Interest expense	(2,872)	(219)	—	(3,091)
Other expense	(4,884)	36	—	(4,848)
Total other income/(expense)	42,598	(183)	—	42,415
Income/(loss) before income taxes and equity in earnings of an equity investee	(1,107)	83	—	(1,024)
Equity in earnings of an equity investee, net of tax	46,469	14	(57)	46,426
Net income/(loss)	38,170	97	(57)	38,210
Less: Net income attributable to non-controlling interests	(441)	(2)	—	(443)
Net income/(loss) attributable to the Company	37,729	95	(57)	37,767

	Year Ended December 31, 2023
		IFRS adjustments
	Amounts as reported under US GAAP	Lease amortization (note (a))	Tax effects of intercompany unrealized profit (note (b))	Amounts under IFRS
	(in US$’000)
Cost of goods—third parties	(331,984)	66	—	(331,918)
Research and development expenses	(302,001)	106	—	(301,895)
Selling expenses	(53,392)	46	—	(53,346)
Administrative expenses	(79,784)	89	—	(79,695)
Total operating expenses	(819,624)	307	—	(819,317)
Interest expense	(759)	(281)	—	(1,040)
Other expense	(8,402)	63	—	(8,339)
Total other income/(expense)	39,933	(218)	—	39,715
Income/(loss) before income taxes and equity in earnings of an equity investee	58,308	89	—	58,397
Equity in earnings of an equity investee, net of tax	47,295	(1)	307	47,601
Net income/(loss)	101,094	88	307	101,489
Less: Net income attributable to non-controlling interests	(314)	(19)	—	(333)
Net income/(loss) attributable to the Company	100,780	69	307	101,156

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	Year Ended December 31, 2022
		IFRS adjustments
	Amounts as reported under US GAAP	Lease amortization (note (a))	Capitalization of rights (note (c))	Amounts under IFRS
	(in US$’000)
Cost of goods—third parties	(268,698)	57	—	(268,641)
Research and development expenses	(386,893)	31	5,000	(381,862)
Selling expenses	(43,933)	49	—	(43,884)
Administrative expenses	(92,173)	182	—	(91,991)
Total operating expenses	(834,102)	319	5,000	(828,783)
Interest expense	(652)	(322)	—	(974)
Other expense	(13,509)	12	—	(13,497)
Total other income/(expense)	(2,729)	(310)	—	(3,039)
Income/(loss) before income taxes and equity in earnings of an equity investee	(410,422)	9	5,000	(405,413)
Equity in earnings of an equity investee, net of tax	49,753	(16)	—	49,737
Net income/(loss)	(360,386)	(7)	5,000	(355,393)
Less: Net income attributable to non-controlling interests	(449)	(5)	—	(454)
Net income/(loss) attributable to the Company	(360,835)	(12)	5,000	(355,847)

(ii)	Reconciliation of consolidated balance sheets

	December 31, 2024
		IFRS adjustments
	Amounts as reported under US GAAP	Lease amortization (note (a))	Tax effects of intercompany unrealized profit (note (b))	Capitalization of rights (note (c))	Issuance costs (note (d))	LTIP classification (note (e))	Amounts under IFRS
	(in US$’000)
Right-of-use assets	4,497	(52)	—	—	—	—	4,445
Investment in an equity investee	77,765	(22)	246	—	—	—	77,989
Other non-current assets	15,433	—	—	14,815	—	—	30,248
Total assets	1,274,196	(74)	246	14,815	—	—	1,289,183

Other payables, accruals and advance receipts	256,124	—	—	—	—	(493)	255,631
Total current liabilities	376,562	—	—	—	—	(493)	376,069
Total liabilities	502,343	—	—	—	—	(493)	501,850

Additional paid-in capital	1,517,526	—	—	—	(697)	493	1,517,322
Accumulated losses	(833,172)	(82)	250	16,084	697	—	(816,223)
Accumulated other comprehensive loss	(11,585)	16	(4)	(1,294)	—	—	(12,867)
Total Company’s shareholders’ equity	759,929	(66)	246	14,790	—	493	775,392
Non-controlling interests	11,924	(8)	—	25	—	—	11,941
Total shareholders’ equity	771,853	(74)	246	14,815	—	493	787,333

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	December 31, 2023
		IFRS adjustments
	Amounts as reported under US GAAP	Lease amortization (note (a))	Tax effects of intercompany unrealized profit (note (b))	Capitalization of rights (note (c))	Issuance costs (note (d))	LTIP classification (note (e))	Amounts under IFRS
			(in US$’000)
Right-of-use assets	4,665	(137)	—	—	—	—	4,528
Investment in an equity investee	48,411	(37)	307	—	—	—	48,681
Other non-current assets	14,675	—	—	15,093	—	—	29,768
Total assets	1,279,773	(174)	307	15,093	—	—	1,294,999

Other payables, accruals and advance receipts	271,399	—	—	—	—	(10,502)	260,897
Total current liabilities	403,027	—	—	—	—	(10,502)	392,525
Total liabilities	536,386	—	—	—	—	(10,502)	525,884

Additional paid-in capital	1,522,447	—	—	—	(697)	10,502	1,532,252
Accumulated losses	(870,869)	(177)	307	16,084	697	—	(853,958)
Accumulated other comprehensive loss	(8,163)	14	—	(1,016)	—	—	(9,165)
Total Company’s shareholders’ equity	730,541	(163)	307	15,068	—	10,502	756,255
Non-controlling interests	12,846	(11)	—	25	—	—	12,860
Total shareholders’ equity	743,387	(174)	307	15,093	—	10,502	769,115

Notes:

(a)	Lease amortization

Under US GAAP, for operating leases, the amortization of right-of-use assets and the interest expense element of lease liabilities are recorded together as lease expenses, which results in a straight-line recognition effect in the consolidated statements of operations.

Under IFRS, all leases are accounted for like finance leases where right-of-use assets are generally depreciated on a straight-line basis while lease liabilities are measured under the effective interest method, which results in higher expenses at the beginning of the lease term and lower expenses near the end of the lease term.

(b)	Tax effects of intercompany unrealized profit

Under US GAAP, deferred taxes for unrealized profit resulting from intercompany sales of inventory is not recognized.

Under IFRS, deferred taxes for unrealized profit resulting from an intercompany sale of inventory is recognized at the buyer’s tax rate.

(c)	Capitalization of development and commercial rights

Under US GAAP, the acquired development and commercial rights do not meet the capitalization criteria as further development is needed as of the acquisition date and there is no alternative future use. Such rights are considered as IPR&D and were expensed to research and development expenses.

Under IFRS, the acquired development and commercial rights were capitalized to intangible assets. The recognition criterion is always assumed to be met as the price already reflects the probability that future economic benefits will flow to the Group.

(d)	Issuance costs

Under US GAAP and IFRS, there are differences in the criteria for capitalization of issuance costs incurred in the offering of equity securities.

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(e)	LTIP classification

Under US GAAP, LTIP awards with performance conditions are classified as liability-settled awards prior to the determination date as they settle in a variable number of shares based on a determinable monetary amount, which is determined upon the actual achievement of performance targets. After the determination date, the LTIP awards are reclassified as equity-settled awards.

Under IFRS, LTIP awards are classified as equity-settled awards, both prior to and after the determination date, as they are ultimately settled in ordinary shares or the equivalent ADS of the Company instead of cash.

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